Exhibit 3.1(i)

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF HOUSTON AMERICAN ENERGY CORP.

********

HOUSTON AMERICAN ENERGY CORP. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), in accordance with Sections 228 and 242 of the DGCL, does hereby certify:

FIRST: The board of directors of the Corporation (the “Board”), acting pursuant to Section 141(f) of the DGCL, duly adopted a resolution setting forth the proposed amendment to the certificate of incorporation of the Corporation, as amended (the “Certificate of Incorporation”), described below, declaring said amendment to be advisable and recommending its approval to the stockholders of the Corporation for consideration thereof, and the Corporation’s stockholders have duly adopted such amendment in accordance with Section 228 of the DGCL.

SECOND: That Article VI, Section 2 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“2. Directors.

The term of each director of the Company serving as of the date of the annual meeting of the Company’s stockholders to be held in 2025 (or special meeting of such stockholders called and held for such a purpose) shall expire at the annual meeting of the Company’s stockholders to be held in 2025, notwithstanding that such director may previously have been elected for a term that extended beyond the date of such annual meeting of the Company’s stockholders to be held in 2025. At such annual meeting of the Company’s stockholders held in 2025 and at each annual meeting of the Company’s stockholders thereafter (or special meeting of such stockholders called and held for such a purpose), each of the Company’s directors shall be elected for a term expiring at the next succeeding annual meeting of the Company’s stockholders, with each such director to hold office until his or her successor shall be duly elected and qualified, subject, however, to such director’s prior death, resignation, retirement, disqualification or removal from office. Moreover, except as otherwise provided in this Certificate of Incorporation or any Preferred Stock Designation, each director elected at an annual meeting of the Company’s stockholders, and each director elected or appointed in the interim to fill a vacancy in the Board of Directors or newly created directorship, shall hold office until the expiration of the term for which such director was elected or appointed and until such director’s successor is duly elected and qualified or until such director’s prior death, resignation, retirement, disqualification or removal. Whenever the holders of any class or classes of stock or any series thereof shall be entitled to elect one or more directors pursuant to this Certificate of Incorporation or any Preferred Stock Designation, and except as otherwise provided herein or therein, vacancies and newly created directorships of such class or classes or series thereof may be filled by a majority of the directors elected by such class or classes or series thereof then in office, by a sole remaining director so elected or by the unanimous written consent or the affirmative vote of a majority of the outstanding shares of such class or classes or series entitled to elect such director or directors.”

THIRD: This certificate of amendment to the Certificate of Incorporation (this “Certificate of Amendment”) was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL.

FOURTH: This Certificate of Amendment shall be effective as of 5:00 P.M. New York Time on the date written below.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its Chief Executive Officer this 9th day of October, 2025.

HOUSTON AMERICAN ENERGY CORP.

By:	/s/ Edward Gillespie
Name:	Edward Gillespie
Title:	Chief Executive Officer